SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of April, 2006

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar 01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_________)

Press Release

Restructuring of Ripasa

São Paulo, April 26, 2006 – VOTORANTIM CELULOSE E PAPEL S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), one of Latin America’s largest pulp and paper producers, announced today that VCP, Suzano Bahia Sul Papel e Celulose S.A. (“Suzano”) and Ripasa S.A. Celulose e Papel (“Ripasa” and, together with VCP and Suzano, the “Companies”), pursuant to Paragraph 4 of Article 157 of Law 6.404/76 and CVM Instruction 358/2002, had the following communication for their shareholders and the market::

1.          On July 20, 2005, VCP and Suzano published a material fact detailing the terms of the corporate restructuring to be implemented in Ripasa, which would allow that company’s minority shareholders (around 1,300 shareholders) to migrate to VCP and Suzano in equal proportions (“Restructuring”). This Restructuring was examined by the CVM, who imposed no obstacles or restrictions on its realization.

2.          However, the Restructuring was suspended due to a judicial decision, as communicated by the Companies at the time through publication of the pertinent material facts.

3.          The Companies have been engaged in legal procedures in order to obtain a favorable outcome in the above-mentioned judicial proceedings. However, given the potentially lengthy period of time needed to reach such an outcome and the fact that the synergies generated by the acquisition of Ripasa are not being fully taken advantage of, the Companies, aiming to remove the judicial barriers and implement the Restructuring, entered into an agreement (“Agreement”), on this date, with a group of Ripasa’s preferred shareholders, representing all the shareholders who questioned the operation.

4.          The effectiveness of the Agreement and the implementation of the Restructuring are subject to verification of the terms of the Agreement, particularly: (a) the suspension and future discontinuance of the ongoing legal procedures relative to the Restructuring, and (b) the absence of any decision, judicial or administrative, that prevents or hinders the Restructuring, or renders it inadvisable.

5.          Once the terms of the Agreement are implemented and the Restructuring is concluded, VCP and Suzano shall pay said group of shareholders the sum of R$ 1.0538 (one Real, five centavos and thirty-eight hundredths of a centavo) for each Ripasa preferred share in their possession on the date of registration, in the institution responsible for the booking of the shares, in the name of said shareholders, of the VCP and Suzano shares, in exchange for the irrevocable renunciation on the part of said shareholders of any and all rights relative to the Restructuring and the acquisition of Ripasa. The amount mentioned above shall be adjusted in line with the CDI (Interbank Certificate of Deposit) between the date of the General Shareholders’ Meeting and the date of the payment, which shall take place when the shares are transferred.

6.          In order to ensure equal treatment for all Ripasa’s minority shareholders, the payment per share referred to in the previous item shall be extended to Ripasa’s other minority shareholders who,  under conditions and timeframes to be revealed in due course, shall sign an Instrument of Consent to the Agreement.  These shareholders shall also receive VCP and Suzano shares.

7.          New measures regarding the Restructuring will be disclosed in due course and shall observe the same terms and conditions of the material fact and protocol of July 20, 2005.

8.           The conclusion of the Agreement is the result of constructive dialog with Ripasa’s minority shareholders based on the mutual aim of creating value for all those concerned. VCP and Suzano share the view that the Agreement represents an important contribution to the development of Brazil’s capital market.

----- * ----

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)

Date: 04/26/2006
	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer